                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  ANNUAL REPORT
                   PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2001
                       COMMISSION FILE NUMBER ____________


                 AFFILIATED COMPUTER SERVICES, INC. SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)


                                   ----------


                       AFFILIATED COMPUTER SERVICES, INC.
                                (NAME OF ISSUER)


                            2828 NORTH HASKELL AVENUE
                               DALLAS, TEXAS 75201
                          (PRINCIPAL EXECUTIVE OFFICE)



Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                         William L. Deckelman, Jr., Esq.
             Executive Vice President, Secretary And General Counsel
                       Affiliated Computer Services, Inc.
                            2828 North Haskell Avenue
                               Dallas, Texas 75201
                                 (214) 841-6144

                              REQUIRED INFORMATION

         The Affiliated Computer Services, Inc. Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974. Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

                                INDEX TO EXHIBITS

Exhibit No.             Description

23                      Consent of Salmon, Beach & Company, P.C.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


AFFILIATED COMPUTER SERVICES, INC. SAVINGS PLAN

By:      Lora Villarreal
         -------------------------------
Name:    Lora Villarreal
Title:   Administrative Committee Member

Date:    June 28, 2002

                                ACS SAVINGS PLAN

                              FINANCIAL STATEMENTS

                                       AND

                          INDEPENDENT AUDITORS' REPORT

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                ACS SAVINGS PLAN
                                TABLE OF CONTENTS
                                DECEMBER 31, 2001





Independent Auditors' Report ....................................................................................  1

Statements of Net Assets Available for Benefits
   December 31, 2001 and 2000....................................................................................  3

Statement of Changes in Net Assets Available for
   Benefits-Year Ended December 31, 2001.........................................................................  4

Notes to Financial Statements ...................................................................................  5

Supplemental Schedule............................................................................................ 15

                          INDEPENDENT AUDITORS' REPORT

To the Participants and Plan Committee of
ACS Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of ACS Savings Plan (Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 15 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

ACS Savings Plan
Page two

The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                     Salmon, Beach & Company
                                     a Professional Corporation
                                     Certified Public Accountants & Consultants

Dallas, Texas
June 24, 2002

                                ACS SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2001 AND 2000


                                                              2001           2000
                                                          ------------   ------------
ASSETS
Cash in Fidelity Interest Bearing Accounts                $ 31,302,915   $         --

Funds held in Connecticut General Life Insurance
      Guaranteed Income Fund                                       678     11,624,613

Participant Directed Investments:
      Pooled separate accounts held by Connecticut
           General Life Insurance
         At fair value                                           3,452     40,273,645
      Pooled separate accounts held by Fidelity
         At fair value                                      84,058,206             --

      Employer related stock                                18,111,973      8,403,265
      Non-employee corporate stock                           2,490,635             --

Participant loans                                            3,881,410      2,141,445
                                                          ------------   ------------
                                                           139,849,269     62,442,968
                                                          ------------   ------------

Accounts Receivable
      Employer                                                 279,304         43,757
      Participants                                             631,589        203,294
      Other                                                      7,492             --
                                                          ------------   ------------
         Total Other Accounts Receivable                       918,385        247,051
                                                          ------------   ------------

         TOTAL ASSETS                                      140,767,654     62,690,019
                                                          ------------   ------------

LIABILITIES
      Benefit claims payable                                    58,051             --
      Operating payables                                        81,407             --
                                                          ------------   ------------
                                                               139,458             --
                                                          ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                         $140,628,196   $ 62,690,019
                                                          ============   ============

    The accompanying notes are an integral part of this financial statement.

                                ACS SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001


                                                                   PARTICIPANT     NON-PARTICIPANT
                                                                     DIRECTED         DIRECTED             TOTAL
                                                                  -------------    ---------------     -------------
ADDITIONS:
    Contributions:
      Participants                                                $  10,750,554    $     711,329       $  11,461,883
      Employer                                                        3,041,511        2,578,187           5,619,698
      Rollover from other plans                                       2,116,734          415,801           2,532,535
                                                                  -------------    -------------       -------------
        Total contributions                                          15,908,799        3,705,317          19,614,116
                                                                  -------------    -------------       -------------
    Earnings on investments:
      Net realized/unrealized depreciation on investments            (4,939,399)      17,366,027          12,426,628
      Interest/dividends                                                796,205          (46,279)            749,926
                                                                  -------------    -------------       -------------
        Total earnings on investments                                (4,143,194)      17,319,748          13,176,554
                                                                  -------------    -------------       -------------
           Total Additions                                           11,765,605       21,025,065          32,790,670
                                                                  -------------    -------------       -------------

DEDUCTIONS:

      Benefits paid to participants                                   5,469,700          763,788           6,233,488
      Plan expenses                                                      30,603            4,346              34,949
                                                                  -------------    -------------       -------------

           Total Deductions                                           5,500,303          768,134           6,268,437
                                                                  -------------    -------------       -------------

INCREASE IN NET ASSETS                                                6,265,302       20,256,931          26,522,233

Net transfers to (from) this plan                                    61,478,140      (10,062,196)         51,415,944

NET ASSETS AVAILABLE FOR BENEFITS:

    BEGINNING OF PERIOD                                              54,286,754        8,403,265          62,690,019
                                                                  -------------    -------------       -------------
    END OF PERIOD                                                 $ 122,030,196    $  18,598,000       $ 140,628,196
                                                                  =============    =============       =============




    The accompanying notes are an integral part of this financial statement.

                                ACS SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

NOTE 1.  PLAN DESCRIPTION

The following description of the ACS Savings Plan (Plan) provides only general information. Affiliated Computer Services, Inc. (Company) is the sponsor and administrator of the Plan. Fidelity Management Trust Company is the Trustee. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was established January 1, 1989, upon conversion of an existing employee contribution savings plan. The Plan was amended and restated as of January 1, 1999 to merge the assets of the Affiliated Computer Services, Inc. Savings Plan with the Roadway Savings Plan and the Micah Plan. Roadway and Micah are separate divisions owned by the Company. The Plan was renamed ACS Savings Plan, amended and restated as of July 1, 2001 to merge the assets of ACS Business Process Solutions Savings Plan, ACS Enterprise Solutions, Inc. (which includes employees of The Pace Group, Inc. 401(k) Profit Sharing Plan and Tyler Technologies, Inc. 401(k) Profit Sharing Plan), ACS Government Systems Plan for former SCT Employees, ACS Shared Services Plan, Birch & Davis Associates, Inc. Money Purchase Pension Plan, and Birch & Davis Associates, Inc. 401(k) Plan. These plans were merged at various times during the year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(a) of the Internal Revenue Code of 1986.

The Plan changed administrators in June 2001 from CIGNA to Fidelity Investments. Participants in the Plan had the option of investing their contributions to the Plan in the following funds held at CIGNA during the year ended December 31, 2001:

GENERAL ACCOUNT

       CIGNA Charter Guaranteed Income Fund is a fixed income fund that invests in a diversified portfolio of high quality, fixed-income instruments (primarily intermediate-term bonds and commercial mortgages) within Connecticut General Life Insurance Company's General Account. The principal and interest earnings are guaranteed by CIGNA.

SEPARATE ACCOUNTS

       CIGNA Charter Corporate Bond Fund primarily invests in investment-grade, publicly traded U.S. dollar-denominated corporate bonds.

       CIGNA Lifetime Funds are comprised of five distinct funds offering a range of risk/return characteristics for 20, 30, 40, 50 and 60 year olds. These funds include different bond/stock mixes that are appropriate for individuals at different stages of their lives.

       CIGNA Stock Market Index Account invests primarily in Standard and Poor's 500 index companies.

       Fidelity Advisor Growth Opportunities Fund invests in common stocks and securities which are convertible to the common stock of companies believed to have long-term growth potential.

                                ACS SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001

NOTE 1.  PLAN DESCRIPTION (CONTINUED)

SEPARATE ACCOUNTS (CONTINUED)

       Fidelity Advisor Equity Growth Account invests primarily in common and preferred stock and securities convertible into common stock.

       American Century - Twentieth Century Ultra Account invests in equity securities of large and medium-sized companies that offer the potential for better-than-average prospects for capital appreciation.

       Large Company Stock - Growth Fund, managed by Putnam, invests primarily in the equity securities selected from 600 to 1,000 companies that have market capitalization of at least $2 billion, a minimum of 10% earnings per share growth on a five-year basis and evidence of ample liquidity.

       Small Company Stock - Value I Fund (Berger Associates, Inc.) invests primarily in common stocks of small companies.

       Small Company Stock - Growth Fund, managed by Fiduciary Trust Company International, invests primarily in the common and preferred stocks of U.S. companies with market capitalization between $30 million and $3 billion with a focus on growing companies involved in new product development and technological breakthroughs.

       Janus Worldwide Account invests primarily in common stocks of foreign and domestic companies to provide long-term growth of capital and preservation of capital.

       Affiliated Computer Services (ACS) stock is an investment in the Company's stock.

       Fidelity Puritan Fund invests approximately 60% of its assets in stocks and other equity securities and the remainder in bonds and other debt securities that may include a lower quality debt. At least 25% of the total assets are invested in fixed income senior securities.

Participants in the Plan had the option of investing their contributions to the Plan in the following funds held at Fidelity during the year ended December 31, 2001:

SEPARATE ACCOUNTS

       Fidelity BrokerageLink seeks to provide a broad range of investment products allowing the participant to manage their retirement savings more actively. The participant can invest in most listed stocks, options, corporate bonds, zero-coupon bonds, U.S. Treasury securities, mortgage securities and U.S. government agency bonds, certificates of deposit, unit investment trusts, foreign securities, and other securities.

       Fidelity Diversified International Fund is a growth mutual fund that seeks to increase the value of investments over the long term through capital growth by investing at least 65% of total assets in foreign securities.

                                ACS SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001

NOTE 1.  PLAN DESCRIPTION (CONTINUED)

SEPARATE ACCOUNTS (CONTINUED)

       Fidelity Equity-Income Fund is a growth and income mutual fund which seeks to provide a reasonable income by attempting to provide a yield that exceeds the composite yield of the Standard & Poor's 500 Index. At least 65% of total assets are invested in income-producing equity securities, mostly large-cap "value" stocks.

       Fidelity Freedom Income Funds (General, 2000, 2010, 2020, 2030 and 2040) offer a blend of stocks, bonds, and short-term investments within a single fund. The general fund seeks high current income and capital appreciation while the target retirement dates seek to provide high total returns.

       Fidelity Growth Company Fund is a growth mutual fund that seeks to provide capital appreciation by investing primarily in common stocks with above-average growth potential.

       Fidelity Low-Priced Stock Fund is a growth mutual fund that seeks to provide capital appreciation by normally investing at least 65% of total assets in low-priced common stocks of small and medium-sized companies.

       Fidelity Retirement Money Market Portfolio is a money market mutual fund that seeks to provide a high level of current income that is consistent with the preservation of capital and liquidity. It invests in U.S. dollar-denominated money market securities and repurchase agreements for those securities, and may enter into reverse repurchase agreements.

       Fidelity Spartan U.S. Equity Index Fund is a growth and income mutual fund seeking to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States by investing at least 80% of assets in common stocks included in the S&P 500.

       ACS Stock Fund is a fund that seeks to increase the value of investments over the long term by investing in the common stock of the employer by pooling employee's money to buy shares of stock in the employer or its affiliates. Ownership is measured in units of the fund instead of shares of stock.

       Brazos Real Estate Securities Fund is a growth and income mutual fund that seeks to provide exposure to the real estate market, with the flexibility and control offered by a portfolio of real estate securities. The fund's assets are invested primarily in stocks of companies in the real estate industry, including real estate investment trusts.

       Davis New York Venture Fund, Inc. - Class A is a value mutual fund which seeks to increase the value of investments over the long term through capital growth by investing primarily in stocks of large U.S. companies with market capitalizations of at least $5 billion, with prospects for long-term sustainable growth.

                                ACS SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001

NOTE 1.  PLAN DESCRIPTION (CONTINUED)

SEPARATE ACCOUNTS (CONTINUED)

       Franklin Small-Mid Cap Growth Fund I - Class A is a growth mutual fund seeking to increase the value of investment over the long term through capital growth by normally investing at least 80% of its assets in the equity securities of U.S. small-capitalization companies and U.S. mid-capitalization companies.

       INVESCO Dynamics Fund is a growth mutual fund that seeks to increase investment over the long term through capital growth by investing primarily in domestic common stocks of companies traded on both the U.S. securities exchanges and the over-the-counter market.

       PIMCO High Yield Fund - Administrative Class Shares is an income mutual fund which seeks to provide a combination of high current income and capital growth by investing primarily in U.S. dollar-denominated bonds of domestic and foreign issuers rated below investment grade, but at least a B rating.

       PIMCO Total Return Fund - Administrative Class Shares is an income mutual fund that seeks to provide a high total return that exceeds general bond market indices by investing in all types of bonds, including U.S. government, corporate, mortgage, and foreign.

       Vanguard Balanced Index Fund seeks to provide investment results that match the combined performance of the Wilshire 5000 Index and Lehman Brothers Aggregate Bond Index. The fund invests 60% of its assets in equity securities and 40% in debt securities.

       Vanguard Global Equity Fund is a growth stock mutual fund that seeks to provide the potential for long-term growth of capital by investing in U.S. and foreign stocks that offer attractive prospects for total return.

       Lockheed Martin Stock Fund is a unitized single security fund established to facilitate the rollover of employee accounts acquired with the acquisition of IMS (a subsidiary of ACS). This fund is closed to any new investment and once an employee sells all or a portion of their holdings they cannot reinvest in this fund.

       SCT Stock Fund is a unitized single security fund established to facilitate the rollover of employee accounts acquired with the acquisition of SCT (a subsidiary of ACS). This fund is closed to any new investment and once an employee sells all or a portion of their holdings they cannot reinvest in this fund.

                                ACS SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001

NOTE 1.  PLAN DESCRIPTION (CONTINUED)

FUNDING

The Plan is a defined contribution plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. The Plan covers all eligible employees of the Company who elect to participate except those who are covered by a collective bargaining agreement, leased or nonresident aliens not receiving United States source income.

Participating employees may contribute up to the lesser of 15% (18% effective September 1, 2001) of covered compensation through payroll deductions or the maximum amount permitted under applicable Internal Revenue Service provisions. The Company may make a discretionary matching contribution each pay period to the plan based on a percentage of the participant's compensation and company profitability as decided by the Company's Board of Directors.

The Company made the following contributions for the associated companies during the year ended December 31, 2001:

       Affiliated Computer Services, Inc. - 25% of employee contributions limited to 6% of compensation, determined on a payroll-by-payroll basis.

       ACS Business Process Solutions, Inc. and ACS Shared Services, Inc. - 75% of employee contributions limited to 4% of compensation, determined on a payroll-by-payroll basis.

       ACS Enterprise Solutions, Inc. (including The Pace Group, Inc. and Tyler Technologies, Inc.) - 50% of employee contributions limited to 5% of compensation, determined on a payroll-by-payroll basis.

       ACS Federal Healthcare, Inc. - 50% of employee contributions limited to 5% of compensation, determined on a monthly basis.

       ACS Government Systems, Inc., formerly SCT Government Systems, Inc. - 50% of employee contributions limited to 6% of compensation, determined on a payroll-by-payroll basis.

       Micah Technologies Services, Inc. - 25% of employee contributions limited to 6% of compensation, determined on a payroll-by-payroll basis.

       Roadways Division of Affiliated Computer Services, Inc. - 50% of employee contributions limited to 7% of compensation, determined on a payroll-by-payroll basis.

       ACS State & Local Solutions, Inc. - 50% of employee contributions limited to 8% of compensation, determined on a payroll-by-payroll basis.

Company matches are made in Affiliated Computer Services, Inc. stock. Effective July 1, 2001, participants may exchange out of the ACS Stock Fund at any time with no restrictions.

                                ACS SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001

NOTE 1.  PLAN DESCRIPTION (CONTINUED)

FUNDING (CONTINUED)

The Company may make a profit sharing contribution to employees of Affiliated Computer Services, Inc.; ACS Enterprise Solutions, Inc. (including The Pace Group, Inc. and Tyler Technologies, Inc.); ACS Federal Healthcare, Inc.; ACS Government Systems, Inc., formerly SCT Government Systems, Inc.; Micah Technologies Services, Inc.; Roadways Division of Affiliated Computer Services, Inc.; and ACS State & Local Solutions, Inc.

Employees generally must complete 1,000 hours of service during the plan year and be employed on the last day of the plan year. For the year ended December 31, 2001 the Company made the following profit sharing contributions to employees of:

   Roadways                                                 3%
   SLS (excluding Orange County, California)                5%
   SLS (Orange County, California)                          3%

ALLOCATION

Each participant's account is credited with the participant's and the Company's matching contributions and allocated semimonthly to each participant's account. Investment income or loss is allocated daily based on the ratio of each participant's account balance at the end of each day.

Company profit sharing contributions are allocated on a semimonthly basis among participants in the same proportion that the entitled participant's compensation for such Plan year bears to the total compensation of all entitled participants.

VESTING

Employee contributions are 100% vested. An employee is credited with a year of service for each fiscal year in which the employee completes at least 1,000 hours of service.

Vesting of employer contributions occurs at the following rates for employees of Affiliated Computer Services, Inc., ACS Business Process Solutions, Inc., ACS Shared Services, Inc., ACS Federal Healthcare, Inc., Micah Technologies Services, Inc., ACS State & Local Solutions, Inc., and Roadways Division of Affiliated Computer Services, Inc. (after January 1, 1999):

     Years of Vesting Service                  Vested Interest
     ------------------------                  ---------------
     Less than two years                              0%
     Two to three years                              50%
     Three or more years                            100%

Employees of ACS Business Process Solutions, Inc. and ACS Shared Services, Inc. are 100% vested in the portion of the matching contributions existing prior to the merger with the ACS Savings Plan during 2001. Employees of Roadways Division of Affiliated Computer Services, Inc. are 100% vested in matching contributions made prior to January 1, 1999.

                                ACS SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001

NOTE 1.  PLAN DESCRIPTION (CONTINUED)

VESTING (CONTINUED)

Vesting of employer contributions occurs at the following rates for employees of ACS Enterprise Solutions, Inc. (including The Pace Group, Inc. and Tyler Technologies, Inc.):

  Years of Vesting Service                  Vested Interest
  ------------------------                  ---------------
  Less than two years                              0%
  Two to three years                              20%
  Three to four years                             50%
  Four to five years                              75%
  Five or more years                             100%

Vesting of employer contributions occurs at the following rates for employees of ACS Government Systems, Inc., formerly SCT Government Systems, Inc., and for employees of Roadways Division of Affiliated Computer Services, Inc. (prior to January 1, 1999):

  Years of Vesting Service                  Vested Interest
  ------------------------                  ---------------
  Less than one year                               0%
  One to two years                                20%
  Two to three years                              40%
  Three to four years                             60%
  Four to five years                              80%
  Five or more years                             100%

PARTICIPANT NOTES RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. A participant may not have more than two loans outstanding at the same time. Loan transactions are treated as a transfer to (from) the investment fund and from
(to) the Participant Notes fund. Loan terms range from 1-5 years or within a reasonable time if the purpose of the loan is to acquire a primary residence. The balance in the participant's account secures the loans. The interest rate is a reasonable rate commensurate with current rates. Interest rates range from 6% to 13.5%. Principal and interest are paid ratably through payroll deductions. Participant notes receivable are valued at cost, which approximates fair values.

                                ACS SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001

NOTE 1.  PLAN DESCRIPTION (CONTINUED)

TERMINATION

The Company's Board of Directors may terminate the Plan at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan's assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, the participants' vested interest in employer contributions shall be 100%.

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or one of various installment payments available under the Plan.

FORFEITURES

Forfeitures are used reduce the plan administrative expenses. At December 31, 2001, the Plan maintained a balance of $362,916 in forfeited non-vested accounts and utilized $49,202 in forfeitures to offset employer contributions.


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan's administrator, who is responsible for their integrity and objectivity. The accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as fair value. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Fidelity Management Trust Company (Fidelity) holds the Plan's investments. The fair value per unit/share is stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consist of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

PAYMENT OF BENEFITS

Benefit payments are recorded when paid.

                                ACS SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001

NOTE 3.  INCOME TAX STATUS

The Internal Revenue Service has determined by letter dated March 11, 1994, that the Plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code (IRC). The Plan has since been amended and restated and a request for a new determination was filed on February 28, 2002. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4.  TERMINATED EMPLOYEE INFORMATION

The Plan holds funds for 2,795 terminated employees with account balances totaling $31,967,999 at December 31, 2001.


NOTE 5.  INVESTMENTS

The Plan maintains the following investments representing 5% or more of net assets available for benefits at December 31, 2001:

   Fidelity Growth Company Fund                     29,559,067
   Fidelity Low-Priced Stock Fund                    9,278,160
   Fidelity Money Mkt Trust                         30,794,206
   Fidelity Spartan US Equity Index Fund            10,948,706


NOTE 6.  RELATED PARTY TRANSACTIONS

The Plan invested in units of pooled separate accounts managed by a subsidiary of CIGNA and Fidelity, who acted as custodians of the Plan's assets, as defined by the Plan. These transactions qualify as party-in-interest transactions. However, these transactions are exempt from the prohibited transaction rules.

NOTE 7.  SUBSEQUENT EVENT

The Company intends to consolidate additional plans into the ACS Savings Plan in 2002.

NOTE 8.  FORM 5500

The Form 5500 is not available for review at the time of filing the audit with the S.E.C. However, in order to comply with ERISA, a comparison and reconciliation of the audited financial statements with the Form 5500 will occur before the Form 5500 is finalized and filed (with the accompanying audited financial statements). The Plan Administrator does not anticipate any changes to these financial statements as a result of this reconciliation, but it is always possible for something to occur which could require re-issuance of these financial statements.

                                ACS SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001

NOTE 9. PLAN MERGERS

All assets of ACS Shared Services Plan and Business Process Solutions Savings Plan, previously held by CIGNA, were transferred into the ACS Savings Plan and the plan, as it previously existed, was merged in November 2001. The assets transferred totaled approximately $4,100,000 and $900,000 respectively and were reinvested with Fidelity in similar investments. The Statement of Changes in Net Assets Available for Benefits includes the activity for the employees of these companies from November 2001 through December 31, 2001.

All assets of ACS Enterprise Solutions, Inc. 401(k) Retirement Savings Plan, previously held by VanGuard, were transferred into the ACS Savings Plan and the plan, as it previously existed, was merged in June 2001. The assets transferred totaled approximately $28,100,000 and were reinvested with Fidelity in similar investments. The Statement of Changes in Net Assets Available for Benefits includes the activity for the employees of ACS Enterprise Solutions, Inc from June 2001 through December 31, 2001.

All assets of The Pace Group, Inc. 401(k) Profit Sharing Plan and Tyler Technologies, Inc. 401(k) Profit Sharing Plan were transferred into the ACS Savings Plan and the plan, as it previously existed, was merged in December 2001. The assets transferred totaled approximately $135,000 and $1,100,000 respectively and were reinvested with Fidelity in similar investments. The Statement of Changes in Net Assets Available for Benefits includes the activity for those employees from June 2001 through December 31, 2001.

All assets of ACS Government Systems Plan for former SCT Employees Plan were transferred into the ACS Savings Plan and the plan, as it previously existed, was merged in December 2001. The assets transferred totaled approximately $16,200,000 and were reinvested with Fidelity in similar investments. The Statement of Changes in Net Assets Available for Benefits includes the activity for those employees from December 2001 through December 31, 2001.

All assets of Birch & Davis Associates, Inc. Money Purchase Pension Plan, previously held by CIGNA, were transferred into the ACS Savings Plan and the plan, as it previously existed, was merged in November 2001. The assets transferred totaled approximately $2,700,000 and were reinvested with Fidelity in similar investments. The Statement of Changes in Net Assets Available for Benefits includes the activity for the employees of Birch & Davis Associates, Inc. from November 2001 through December 31, 2001.

All assets of Birch & Davis Associates, Inc. 401(k) Plan, previously held by CIGNA, were transferred into the ACS Savings Plan and the plan, as it previously existed, was terminated in June 2001. The assets merged totaled approximately $7,500,000 and were reinvested with Fidelity in similar investments. The Statement of Changes in Net Assets Available for Benefits includes the activity for the employees of Birch & Davis Associates, Inc. from November 2001 through December 31, 2001.

                                ACS SAVINGS PLAN
                                DECEMBER 31, 2001








                              SUPPLEMENTAL SCHEDULE

ACS SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2001 EIN# 51-0310342
PLAN NUMBER: 001




       (b)IDENTITY OF
      ISSUE, BORROWER,
     LESSOR, OR SIMILAR     (c)DESCRIPTION OF INVESTMENT, INCLUDING MATURITY DATE, RATE OF
(a)        PARTY                     INTEREST, COLLATERAL, PAR, OR MATURITY VALUE            (d) COST     (e) CURRENT VALUE
---  ------------------     --------------------------------------------------------------   --------     -----------------
*        Fidelity           Interest Bearing Cash                                                           $     34,776

*        Fidelity           Nonemployee Corporate Common Stock                                                    26,258

*        Fidelity           PIMCO Total Return Fund-Admin Class                                                5,108,412

*        Fidelity           Franklin Small Cap Growth Fund I-Class A                                           2,366,199

*        Fidelity           INVESCO Dynamics Fund                                                                779,555

*        Fidelity           Brazos Real Estate Securities Fund                                                    57,965

*        Fidelity           PIMCO High Yield Fund-Admin Class                                                     54,185

*        Fidelity           Davis NY Venture Fund                                                              6,987,307

*        Fidelity           Vanguard Global Equity Fund                                                          647,784

*        Fidelity           Vanguard Balanced Fund                                                               427,749

*        Fidelity           SCT Stock Fund                                                                     1,713,263

*        Fidelity           Interest Bearing Cash                                                                473,934

*        Fidelity           ACS Stock Fund                                                                    18,109,068

*        Fidelity           Lockheed Martin Fund                                                                 751,114

*        Fidelity           Fidelity Equity-Income Fund                                                        3,102,426

*        Fidelity           Fidelity Growth Company Fund                                                      29,559,067

*        Fidelity           Fidelity Low-Priced Stock Fund                                                     9,278,160

*        Fidelity           Fidelity Diversified Intn'l Fund                                                   6,785,042

*        Fidelity           Fidelity Freedom Income Fund                                                         197,831

*        Fidelity           Fidelity Freedom 2000 Fund                                                         1,538,088

*        Fidelity           Fidelity Freedom 2010 Fund                                                         2,061,159

*        Fidelity           Fidelity Freedom 2020 Fund                                                         2,381,944

*        Fidelity           Fidelity Freedom 2030 Fund                                                         1,137,243

*        Fidelity           Fidelity Money Mkt Trust: Retirement                                              30,794,206

*        Fidelity           Fidelity Spartan US Equity Index Fund                                             10,948,706

*        Fidelity           Fidelity Freedom 2040 Fund                                                           639,383

*        CIGNA              Guaranteed Income Fund                                                                   678

*        CIGNA              Putnam Large Cap Growth Fund                                                             777

*        CIGNA              Fidelity Advisor Equity Growth Fund                                                      897

*        CIGNA              American Century Ultra Account                                                           888

*        CIGNA              Janus Worldwide Account                                                                  890

*        CIGNA              ACS Stock                                                                              2,905

                            Participant Loans at 7% to 10.5%                                       --          3,881,410
                                                                                             --------       ------------
                                                                                             $     --       $139,849,269
                                                                                             ========       ============

*     Denotes a party-in-interest

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER             DESCRIPTION
-------            -----------
23                 Consent of Salmon, Beach & Company, P.C.